UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No: 5)*

WESTWAY GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

961698B 100

(CUSIP Number)

Fred Ganning

8 Tall Pines Road

Morristown, NJ 07960

(973) 267-6278

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.

 SCHEDULE 13D

CUSIP NO. 96169B 100

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fred Ganning

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 929,134

	8.	SHARED VOTING POWER 223,945 Shares of Class A Common Stock

	9.	SOLE DISPOSITIVE POWER 929,134

	10.	SOLE DISPOSITIVE POWER 223,945 Shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,079 Shares of Class A Common Stock (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The information provided for herein includes: (a) shares owned by the Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust, (b) shares owned by Simplex Corporation, a New York corporation, of which Fred Ganning is the sole shareholder, (c) shares owned by the Cara Ganning Bucket 2010 Trust, and (d) shares owed by the Megan Ganning Bucket 2010 Trust. Mr. Ganning disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

* Percentage calculated on the basis of an aggregate amount of 14,292,651 shares of Class A common stock issued and outstanding on July 1, 2012 as disclosed in the Company’s Definitive Proxy Statement filed on Schedule 14A filed July 6, 2012.

Schedule 13D

This statement constitutes Amendment No. 5 (“Amendment No. 5”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2012, as amended by Amendment No. 1, filed with the SEC on March 15, 2012, as amended by Amendment No. 2, filed with the SEC on March 15, 2012, as amended by Amendment No. 3 filed with the SEC on March 15, 2012, as amended by Amendment No. 4 filed with the SEC on March 15, 2012 (collectively, the “Schedule 13D”) by Fred Ganning (“Ganning” or the “Reporting Person”) and the Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust (the “GRAT”) in connection with the ownership of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Westway Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”). The address of the principal executive office of the Company is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 amends and supplements only information that has materially changed from the Schedule 13D. To the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 5. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 below are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transactions

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Subsection (d) of Item 4 of Schedule 13D is hereby amended to state that on March 15, 2012 the GRAT sent a letter to the Board of Directors setting forth the request by it to nominate Ganning for election as a director at the 2012 annual meeting of the Company (the “Annual Meeting”). The GRAT intends to nominate Ganning at the Annual Meeting.

On April 19, 2010, for estate planning purposes, Ganning transferred by gift 1,165,139 shares of Common Stock (the “Gifted Shares”) to the Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust (the “GRAT”), an irrevocable trust whose trustee is, Janice T. Ganning, the wife of the Reporting Person.

On May 8, 2012, the Trustee of the GRAT transferred 150,000 shares of Common Stock to Ganning; on May 9, 2012, the Trustee of the GRAT transferred 150,000 shares of Common Stock to Ganning; and on May 11, 2012, the Trustee of the GRAT transferred 152,994 shares of Common Stock to Ganning (collectively, the “GRAT Shares”). On May 15, 2012 the Trustee of the GRAT transferred: (i) 60,717 shares to the Cara Ganning Bucket 2010 Trust (the “CG Bucket Trust”); and (ii) 60,718 shares to the Megan Ganning Bucket 2010 Trust (the “MG Bucket Trust” and together with the CG Bucket Trust, the “Bucket Trusts”).

The GRAT has a two (2) year term whereby at the end of each one year period during the term, the Reporting Person will receive from the GRAT a distribution of cash and/or shares of Common Stock or other property equal to a percentage of the initial fair market value of the GRAT, such percentage as delineated in the instrument governing the GRAT. At the end of the two year term, the remaining corpus of the GRAT, if any, will be distributed either (i) to certain family trusts (as further delineated in the instrument governing the GRAT) created by the Reporting Person, if he is then living on the expiration of the GRAT, or (ii) to the legal representatives of the Reporting Person’s estate, if he is not then living on the expiration of the GRAT. Prior to the expiration of the GRAT, the Reporting Person has the right to substitute the principal of the GRAT, including the Gifted Shares, with other property having an equal fair market value. During the term of the GRAT, Janice T. Ganning, the trustee, retains sole voting power and sole dispositive power with respect to any shares of Common Stock held by the GRAT.

No consideration was paid by Ganning for the transfer of the GRAT Shares to Ganning.

Except as set forth on the Schedule 13D as amended by this Amendment No. 5, the Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 of Schedule 13D, and the Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

(a) As of August 1, 2012, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 1,153,079 shares of Common Stock (of which 929,134 shares of Common Stock are owned by Ganning, 102,426 shares of Common Stock are owned by the GRAT, 60,718 shares are owned by the MG Bucket Trust, 60,717 shares are owned by the CG Bucket Trust, and 84 shares are owned by Simplex Corporation, a New York corporation (“Simplex”)) representing an aggregate of 8.1% of the outstanding shares of Common Stock. Janice T. Ganning, the wife of the Reporting Person, is the Trustee of each of the Bucket Trusts. Ganning is the sole shareholder of Simplex.

(b) As of August 1, 2012, the Reporting Person may be deemed to have sole voting and dispositive power over 929,134 shares of Common Stock, and may be deemed to have shared voting and dispositive power over 223,945 shares of Common Stock owned by the GRAT, the Bucket Trusts and Simplex.

(c) The transactions in the shares of the Company’s Common Stock by the Reporting Person during the past 60 days are set forth in Schedule A hereto and incorporated herein by reference.

(d)  (i) Ganning, as the sole shareholder of Simplex Corporation, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, or the power to vote, or direct the voting of the 84 shares of Common Stock owned of record by Simplex Corporation and reported herein as beneficially owned by Ganning. Pursuant to Rule 13d-4 under the Exchange Act, Ganning disclaims the beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(ii) Because Ganning has the right to substitute the principal of the GRAT, including shares of Common Stock, with other property having an equal fair market value, Ganning may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, or the power to vote, or direct the voting of the 102,426 shares owned of record by the GRAT. Pursuant to Rule 13d-4 under the Exchange Act, Ganning disclaims the beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(iii) Because Janice T. Ganning, the wife of the Reporting Person, is the Trustee of each of the Bucket Trusts, Ganning may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, or the power to vote, or direct the voting of the 121,435 shares owned of record by the GRAT. Pursuant to Rule 13d-4 under the Exchange Act, Ganning disclaims the beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None in addition to the transactions described in Item 3.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 1, 2012

/s/ Fred Ganning
Fred Ganning

SCHEDULE A

This Schedule sets forth information with respect to transactions in the Common Stock which were effectuated by the Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust

Shares of Common Stock

Trade Date:	Shares Acquired:	Price Per Share($):
7/23/2012	665	*

* Shares received as a dividend.